Mail Stop 0306

May 4, 2005

Michael R. Rodriguez
Endocare, Inc.
Chief Financial Officer
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
      Registration Statement on Form S-2 filed April 5, 2005
      File No. 333-123866

Dear Mr. Rodriquez:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-2

Fee Table

1. Please clarify whether the investors in this offering will also be sold the rights mentioned in the second risk factor on page 8. Prospectus Summary - Page 4
2. Please explain the terms "cryoablation procedures" and "cyrosurgical technologies."
3.
Clearly distinguish between the medical indications for which your product has received FDA clearance and those which would constitute
"off-label" use. Likewise clearly distinguish between the markets from which you currently generate revenue and those which are solely potential markets.

We face risks related to investigations - Page 5
4. Briefly highlight the subject of the statements mentioned in the first sentence.

Our common stock was delisted - Page 6

5. Briefly highlight why your stock was delisted. Also, with a view toward clarifying the last sentence of the first paragraph, tell us:

* Whether you satisfy the objective criteria for listing on a national stock exchange,
* What steps you have taken to relist your stock, and
* When you intend to complete the listing application process. There is uncertainty relating to third party reimbursement, which is critical ... products - Page 7
6. Please expand the appropriate section to discuss in greater detail
"certain of our business practices do not fit or will not fit ... anti-kickback law" such as which business practices do not fit within the safe harbor, which certain practices will not fit within the safe
harbor, what changes have occurred that they won`t fall within the safe harbor, etc.
We face risks relating to compliance with new federal requirements
.... information - Page 9
7. Please explain the term "HIPAA."

We could be negatively impacted - Page 10
8. Briefly highlight the nature of your financial relationships that present the risk cited.
Our intangible assets and goodwill could become impaired - Page 12
9. Please briefly highlight the operational circumstances that led you to conclude that the impairment charge and write-off was necessary.

Selling Securityholders - Page 15
10. Please supplementally advise whether any of the selling security holders are broker-dealers.
11. Revise the language of the third paragraph to mare closely track the language of Rule 416(a).

Stockholder Rights Plan - Page 22
12. Please balance the disclosure in the second sentence with equally prominent disclosure regarding how the plan could deter or prevent transactions that shareholders deem to be in their interests.
Also
add appropriate risk factors.
13. Explain clearly how the plan operates to achieve the goals mentioned in the second sentence.

Where you can find more information - Page 25

14. Please revise the paragraph numbered "4" to clarify that you are not "forward incorporating" your filings by reference.
Annual Report on Form 10-K for the year ended December 31, 2004

The History of Cyrosurgery - Page 3
15. Please expand the disclosure to clarify, if true, that "Newly published ten-year data" is based on your study.
Key Clinical Advantages of our Cyrocare CS System - Page 4
16. Please tell us about any adverse effects from your products and where you have disclosed those effects to balance your disclosure of the advantages of your system.

Raw Materials - Page 7
17. Please describe the material terms of your material supply agreements, including duration and termination provisions. Also file the agreements as exhibits.
Government Contracts - Page 10
18. Please supplementally advise whether your bid has been accepted.

Health Care Regulatory Issues - Page 12
19. Provide more specific disclosure about how your operations fit within these laws. For example, we note your disclosure on page regarding your relationships with relationshipswith third parties owned or controlled by urologists.
HIPAA and Other Privacy Laws - Page 13
20. Please supplementally advise of the status of your efforts discussed in the last sentence of the second paragraph of this section.

Competition - Page 14
21. Please clarify whether competitors currently provide cryoablation products that compete with yours. Clarify your competitive position relative to those products.

Item 3.  Legal Proceedings - Page 23
22. The disclosure concerning "insurance carriers agreed to fund
....
total of $8.95 million in cash" appears to conflict with the disclosure in your Form 8-Ks filed December 28, 2004 and February 25,
2005. Please advise. Also, supplementally advise whether the "reservations and rights by the carriers" have had or may have a material effect on the amount to be paid by the carriers.
23. With a view toward disclosure, supplementally identify the "corporate governance measures" mentioned in the third paragraph.

Holders - Page 25
24. Supplementally analyze whether you are eligible to terminate the
Exchange Act registration of your securities. If so, add a risk factor to your Form S-2 to explain the associated risks, including your ability to elect to terminate the registration and the associated public disclosure requirements at any time.

Results of Operations - Page 28

25. With a view toward clarified disclosure, please reconcile the paragraph following the table which mentions your receipt of a fee for the kit and technical services with your disclosure on page 34 that you can retain the entire procedure fee. When you retain the entire procedure fee, how do the doctors and medical facilities receive compensation? When you retain the entire fee or provide services, must you have a medical license?
26.
Please tell us and disclose in future filings the amount of revenue recognized in 2004 resulting from payments received in 2004 for systems which had been excluded from revenues in prior years and the amount of amortization of deferred systems revenues. Tell us and disclose in future filings the associated cost of revenues from these prior year sales that were recorded at the time of sale. Tell us the amount of sales and cost of sales related to Cryocare Surgical Systems that were formerly placement units. Explain to us in more detail the accounting policy related to the sales and cost of sales for these transactions and cite the accounting literature upon which you relied.
27. With a view toward clarified disclosure, tell us what you mean by the disclosure on page 29 "costs on royalty revenue from CryoCath."
Also tell us how those costs were eliminated.

Liquidity and Capital Resources - Page 33
28. Please supplementally advise of the status of the negotiations concerning your tax obligations.

Contractual Obligations - Page 33
29. Please revise future filings to ensure that you disclose all of your purchase obligations, or tell us why the current presentation excluding purchase orders less than $100,000 is appropriate.

Item 9A.  Controls and Procedures
30. In future filings, please describe in greater detail the changes to your internal control over financial reporting as required by Item
308(c) of Regulation S-K.

Part III - Page 36
31. We will provide any comments on your recently filed Part III disclosure separately.

Consolidated Statements of Operations - Page F-2

32. We note that you derive revenues from the provision of services.
If you derive income from more than one of the subcaptions of Rule
5-
03.1 of Regulation S-X, then you should separately reflect both the revenues and related cost of sales for each subcaption where the total revenues from that subcaption represent more than 10% of your total revenues. See Item 5-03(b) of Regulation S-X.

33. Please tell us why you classified the gain and loss on
divestitures in 2003 and 2004 within non-operating income and expenses and not within your loss from operations. See paragraph
45
of SFAS 144.

Revenue Recognition - Page F-9

34. We note your disclosure on page 34 that you reduce revenues for customer concessions, and defer revenue recognition for minimum procedure guarantees and contingent payment arrangements. Please tell us and disclose in future filings the nature of the concessions and contingent payment arrangements and how you account for each and why.
Cite the accounting literature upon which you relied. Please supplementally quantify the amounts of each program for the periods presented.

35. We note that the majority of your ongoing revenues are derived from "cryoprobes, disposables and bundled procedure fees." Please tell us the amount of revenues derived from bundled procedure fees in each period presented, including the latest interim period. Also tell us the amount of revenues and cost of revenues related to bundled procedure fees where you do not own the equipment and provide the service, if available. You state on page 34 that in many instances, the equipment used in these procedures is owned by a third-party who contracts with you to perform the services. You state that these third-party service providers are usually entities owned or controlled by the urologists who perform the cryosurgical procedure.
Please tell us in more detail about the significant terms of these agreements. Discuss the parties to the transaction and any relationship between the parties. In your response, tell us why you record these revenues gross and not net by addressing the indicators in EITF 99-19.

36. Please tell us the difference between a loan of a mobile
Cryocare
Surgical System and the consignment of a system. See disclosure on page 34. Tell us the significant terms of your agreements related to each and how and why you account for those agreements. Cite the accounting literature upon which you relied. Also tell us why the total cost of units placed has decreased from 2003 to 2004 if your operational strategy relies upon increasing the placement of units to drive sales of disposables.

37. We note that the "timing of payments received and the recognition of such payments as revenue under collaborative arrangements and strategic alliances" have caused your operating results to fluctuate in the past and can be expected to cause those operations to "fluctuate from time to time in the future." See page 11 of your Form
S-2. Please tell us in more detail about how the timing of payments caused your operating results to fluctuate. Explain the parties, significant terms, rights, and obligations of your collaborative arrangements and strategic alliances. Discuss how these collaborative arrangements and strategic alliances have caused your operating results to fluctuate in the past. Quantify the impact for each of the periods presented and tell us where you discuss the accounting for this revenue in the notes to your financial statements and the fluctuations on your operations in your MD&A.

Stock-Based Compensation - Page F-14

38. Please tell us why you reflect volatility factors of 1.14 and
1.57 in fiscal 2002 and 2003, respectively. These amounts appear low, especially in relation to your volatility factor of 88.6 in fiscal 2004.

Note 5. Asset Impairment - Page F-16

39. We note your reference to an "independent third-party appraiser" in this note, on page 30 in MD&A, and on page 12 of your Form S-2. Please note that if you elect to continue to make such a reference and intend to incorporate your Form 10-K by reference in any registration statement you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating fair value for impairment purposes. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, you should disclose the method and significant assumptions used in determining the fair value.

Cryosurgical Products of Cardiac Applications - Page F-19

40. Please tell us the significant terms and your rights and obligations under the agreement with CryoCath. Tell us why none of the proceeds from the sale of your Cryosurgical products were allocated to the 12-year non-compete agreement. Additionally, we note that you are required to attend quarterly and annual technical update
meetings through 2014. Tell us more about the nature and purpose of
these meetings. Discuss your considerations of this and other continuing obligations under the agreement in determining that 100%
of the gain on the sale should be recorded in 2003. In addition, explain why you recorded revenues and cost of revenues from product lines divested in 2003 during 2004.

Note 14. Subsequent Events - Page F-33

41. Please tell us how you plan to account for the warrants and the related registration rights agreement and why. See EITF 00-19, SFAS
133 and 150.
Item 15.  Exhibits, Financial Statements and Schedules
42. Please clarify which exhibits are the subject of a confidential treatment request.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Eric Atallah at (202) 824-5266 or Kaitlan
Tillan, Assistant Chief Accountant, at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 942-1927 or me at (202) 824-5697 with any other questions.

      Sincerely,



							Russell Mancuso
							Branch Chief

cc (via fax): Steven G. Rowles, Esq.






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Michael R. Rodriguez
Endocare, Inc.
May 4, 2005
Page 9